FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 17, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 17, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

Norsat Introduces New Additions to X-Band Product Line

Vancouver, Canada – April 17, 2009 – Norsat International Inc. (“Norsat”) (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, today announced the launch of new product additions to its line of X-Band low noise amplifiers (LNA), block up converters (BUC) and very small aperture terminal (VSAT).

“The trend in satellite communications is the emergence of new frequencies,” said Dr. Amiee Chan, president and CEO, Norsat International Inc.  “With the launch of the next generation of military satellites, users are increasingly looking to operate on X-Band frequency, especially in Europe where Ku-band capacity is in short supply.  We believe that increasing our X- Band line of product offerings will increase Norsat opportunities as a key competitor in this market.”

The new X-Band 5010XRT 10W Non-Inverted BUC is designed to strike a balance between price and performance.

The X-Band X1000 LNA is the newest member of Norsat’s 1000 series of receivers. This low noise amplifier offers high performance in a light weight, small form factor.

The X-Band ROVER™ is the latest edition to Norsat’s line of ultra-portable VSAT systems. The ROVER™ is built to be an effective platform, configurable to meet a variety of needs. Choose from numerous power amplifiers (2W, 4W, 6W, 8W, 10W, 20W, 40W, 60W), multiple frequencies (Ku, Ka, X) and packaging (Backpack, Rolling Case). Each system comes equipped with a built-in inclinometer, compass, GPS, spectrum analyzer and LinkControl™.

About Norsat International Inc.
Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; Lausanne, Switzerland and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2008, and the Management Discussion and Analysis for the year ended December 31, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.